                                 October 20, 2006



Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C.  20549

RE:   Vaso Active Pharmaceuticals, Inc.
      File No. 001-31925

Dear Mr. Rosenberg:

         This letter is in response to your comment letter of June 30, 2006 regarding our Form 10-KSB for the year ended December 31, 2005 and Form 10-QSB for the quarter ended March 31, 2006. The responses are keyed to your comments.

Form 10-KSB - December 31, 2005
Financial Statements - December 31, 2005, page F-1
Notes to the Financial Statements, page F-7
1. Nature of Business and Operations, page F-7
Settlement of Private Litigation, page F-7
------------------------------------------

1. We disclosed the $1,100,000 in the financial statements in footnote 1. Nature of Business and Operations, Settlement of Private Litigation. The private litigation at issue falls under FAS 5 "Accounting for Contingencies." As of the balance sheet date, December 31, 2005, we knew it was probable that the total settlement would be $1,985,000. We knew that amount was probable because the parties to the agreements obtained the court's final approval of the settlements on December 14, 2005. The court also dismissed the actions. At December 31, 2005, the probable settlement of $1,985,000 was subject only to the expiration of a 30 day period in which possible claimants theoretically could appeal the court's approvals. The appeal period lapsed in January 2006.

Jim B. Rosenberg
Senior Assistant Chief Accountant
August 7, 2006
Page 2



         Of that probable settlement, the insurance carrier paid, prior to the balance sheet date, $1,100,000 cash, into escrow, for the benefit of the class, in exchange for a release of its liability under its insurance policy with Vaso Active. The date the carrier made the $1,100,000 payment was October 14, 2005.

         The balance of the probable settlement, $885,000 was charged to "Costs and expenses
         - Legal settlement" in the amount of $885,000 on the "Statements of Operations" for the year ended December 31, 2005. The liability was recorded in the amount of $885,000 on the "Balance Sheets" at December 31, 2005 under "Long-term liabilities
         - Accrued legal settlement". The notes underlying the settlements are two year notes. Accordingly, the "Accrued legal settlement" was classified under "Long-term liabilities".


4. Senior Secured Convertible Notes, page F-11
----------------------------------------------

2. We evaluated the warrants and the conversion feature of the notes under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") and EITF Abstracts Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock ("EITF 00-19") and concluded that the accounting and classification as a liability that should be marked to market does not apply.

         Specifically, as to the conversion feature of the notes, the convertible notes do not meet condition 6.b. of FAS 133. because the conversion price at the date of investment in the notes equaled the reported or fair market value of the stock at that date. FAS 133 requires that all three characteristics under paragraph 6 be met for the instrument to be considered a derivative. Paragraph 6.b. states "It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors." Paragraph 8. further defines this characteristic. "A derivative instrument does not require an initial net investment in the contract that is equal to the notional amount (or the notional amount plus a premium or minus a discount) or that is determined by applying the notional amount to the underlying."

         "If the initial net investment in the contract (after adjustment for the time value of money) is less, by more than a nominal amount, than the initial net investment that would be commensurate with the amount that would be exchanged either to acquire the asset related to the underlying or to incur the obligation related to the underlying, the characteristic in paragraph 6(b) is met. The amount of that asset acquired or liability incurred should be comparable to the effective notional amount 4a of the contracts."

Jim B. Rosenberg
Senior Assistant Chief Accountant
August 7, 2006
Page 3



Specifically, as to the warrants: The exception under FAS 133 paragraph 11.a. applies because the value of the warrants has been included in Stockholders' Equity. That paragraph states:

         "11. Notwithstanding the conditions of paragraphs 6-10, the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Statement:

         a) Contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders' equity in its statement of financial position.

As to our obligation to maintain the registration of the underlying shares subject to penalties of these instruments, we did not book any provision for penalties as we do not conclude that it is probable that the Company will incur the penalties under Financial Accounting Standard No. 5 ("FAS 5") "Accounting for Contingencies". Our registration statement was filed and effective prior to issuance of our annual financial statements. We will continue to account for the obligation to maintain effectiveness under FAS 5 and accordingly we will continue to assess all the facts and circumstances surrounding the effectiveness of the registration and the likelihood of the Company incurring penalties.


8. Related Party Agreements, page F-14
--------------------------------------

3.

December 31, 2005
----------------------- -------------------- ---------------- ------------------
Description             Recorded in          Incurred to      Paid to Biochemics
                        Financial            Biochemics
                        Statements
                        December 31, 2005
----------------------- -------------------- ---------------- ------------------
Inventory               $ 14,964             $ 14,964         $14,964
----------------------- -------------------- ---------------- ------------------
Marketing,              318,964                      -                -
advertising and
promotion
----------------------- -------------------- ---------------- ------------------
Selling, general and    2,633,229            45,852           45,852
administrative
----------------------- -------------------- ---------------- ------------------
Research and            342,482              287,570          287,570
development
----------------------- -------------------- ---------------- ------------------

Jim B. Rosenberg
Senior Assistant Chief Accountant
August 7, 2006
Page 4


December 31, 2004
----------------------- -------------------- ---------------- ------------------
Description             Recorded in          Incurred to      Paid to Biochemics
                        Financial            Biochemics
                        Statements
                        December 31, 2004
----------------------- -------------------- ---------------- ------------------
Inventory               $140,296             $140,296         $140,296
----------------------- -------------------- ---------------- ------------------
Marketing,              348,541                    --               --
advertising and
promotion
----------------------- -------------------- ---------------- ------------------
Selling, general and    3,796,351              45,847           45,847
administrative
----------------------- -------------------- ---------------- ------------------
Research and            319,012               266,433          266,433
development
----------------------- -------------------- ---------------- ------------------



December 31, 2003
----------------------- -------------------- ---------------- ------------------
Description             Recorded in          Incurred to      Paid to Biochemics
                        Financial            Biochemics
                        Statements
                        December 31, 2003
----------------------- -------------------- ---------------- ------------------
Marketing,              $ 116,642                  --                --
advertising and
promotion
----------------------- -------------------- ---------------- ------------------
Selling, general and    1,047,918             122,073           122,073
administrative
----------------------- -------------------- ---------------- ------------------
Research and                   --                  --                --
development
----------------------- -------------------- ---------------- ------------------

Jim B. Rosenberg
Senior Assistant Chief Accountant
August 7, 2006
Page 5

Form 10-QSB - March 31, 2006
Condensed Balance Sheets, page 3
--------------------------------



4. See response to item 1 above. In the first quarter we issued $110,000 face amount of 2-year 5% subordinated callable notes convertible at $1.75 per share in connection with the shareholder derivative cases portion of the total final lawsuit settlement amount of $1,985,000. The Company has no obligation to register the underlying shares that the Notes are convertible into.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its filings, that the staff's comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filings, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws.

Please call if you have any questions.



/s/ Joseph Frattaroli

Joseph Frattaroli, CPA
Chief Financial Officer